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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                           EPOCH PHARMACEUTICALS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   294273 10 7
                                 (CUSIP Number)

                              Michael G. Jesselson
                                   Suite 4101
                           1301 Avenue of the Americas
                               New York, NY 10019
                                  212-459-9517
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  October 1996
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  Schedule 13D

CUSIP NO. 294273 10 7                                          PAGE 2 OF 4 PAGES

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Michael G. Jesselson

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

                           7.       SOLE VOTING POWER
  NUMBER OF                         482,500
   SHARES
 BENEFICIALLY              8.       SHARED VOTING POWER
   OWNED BY                         -0-
    EACH
  REPORTING                9.      SOLE DISPOSITIVE POWER
 PERSON WITH                        482,500

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    482,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.2%

14.      TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                     Page 3 of 4 Pages


     This statement constitutes Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission on May 10, 1995 (the "Original Statement"), of Michael G. Jesselson. All defined terms hereunder have the meanings set forth in the Original Statement. This Amendment No. 1 reflects certain material changes in the information set forth in the Original Statement, as follows:

Item 5.           Interest in Securities of the Issuer.

         (e) In October 1996, Mr. Jesselson ceased to be the beneficial owner of more than 5% of the Company's Common Stock due to issuances of additional Common Stock by the Company.

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                                                     PAGE 4 OF 4 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 14, 1999
                                             /s/ Michael G. Jesselson
                                            -------------------------
                                            Michael G. Jesselson